Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the three and nine month periods ended March 31, 2012 and 2011

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	March 31, 2012	June 30, 2011	July 1, 2010

Assets
Current assets
Cash and cash equivalents	7	13,491,064	17,422,364	16,570,033
Short term investments	7	7,523,411	5,038,356	10,507,822
Trade and other receivables		53,367	155,477	125,501
Investment tax credits receivable		212,316	368,624	206,313
Prepaid expenses and deposits		109,853	751,000	549,218
		21,390,011	23,735,821	27,958,887

Non-current assets
Property and equipment		230,280	400,581	605,637
Intangible assets	8	17,708,614	19,043,086	21,095,002
Total assets		39,328,905	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	9	1,056,048	945,360	2,090,403
Current portion of contingent consideration payable	12	2,321,373	2,321,373	-
Deferred revenue	10	-	-	1,299,994
		3,377,421	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	12	1,434,958	1,434,958	3,081,500
Leasehold inducement		37,153	45,727	57,160
		4,849,532	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	13	165,334,259	160,498,537	160,498,537
Contributed surplus	13	12,730,044	11,840,574	4,800,368
Share-based payment reserve	13	3,234,728	3,179,327	9,228,319
Deficit		(146,819,658)	(137,086,368)	(131,396,755)
		34,479,373	38,432,070	43,130,469

Total liabilities and equity		39,328,905	43,179,488	49,659,526

Contingencies and commitments	16

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three month period ended March 31, 2012	Three month period ended March 31, 2011

Revenues
Licensing fees	10	-	10,251,394	-	-
Cost of Sales	10	-	(1,299,994)	-	-
Gross Profit		-	8,951,400	-	-

Expenses
Research and development	14	5,916,339	5,638,846	1,803,705	1,644,567
Selling, general and administrative expenses	14	3,939,589	4,001,343	1,114,919	1,088,676
Loss on disposal of property and equipment		125,748	68,854	7,125	68,854

Operating loss		(9,981,676)	(757,643)	(2,925,749)	(2,802,097)

Interest income		124,352	144,630	44,013	52,430
Interest expense		(851)	(441)	-	-
Foreign exchange gain (loss)		124,885	(343,588)	(190,376)	(257,454)
Change in fair value of contingent consideration payable	12	-	(601,177)	-	(212,408)
Net loss and comprehensive loss for the period		(9,733,290)	(1,558,219)	(3,072,112)	(3,219,529)
Basic and diluted net loss per common share	15	(0.39)	(0.07)	(0.11)	(0.14)

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine month periods ended March 31, 2012 and 2011

(Unaudited)

		Attributable to equity holders of the company
In Canadian Dollars	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period		-	-	-	-	(9,733,290)	(9,733,290)
Shares issued pursuant to a private placement	13	3,703,703	4,835,722	-	-	-	4,835,722
Share options expired, forfeited or cancelled	13	-	-	889,470	(889,470)	-	-
Share-based payment compensation expense	13	-	-	-	944,871	-	944,871
Balance, March 31, 2012		26,921,302	165,334,259	12,730,044	3,234,728	(146,819,658)	34,479,373

Balance, July 1, 2010		23,217,599	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
Net loss and comprehensive loss for the period		-	-	-	-	(1,558,219)	(1,558,219)
Share options expired, forfeited or cancelled	13	-	-	6,953,048	(6,953,048)	-	-
Share-based payment compensation expense	13	-	-	-	801,314	-	801,314
Balance, March 31, 2011		23,217,599	160,498,537	11,753,416	3,076,585	(132,954,974)	42,373,564

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three month period ended March 31, 2012	Three month period ended March 31, 2011

Cash flows from operating activities
Net income (loss) for the period		(9,733,290)	(1,558,219)	(3,072,112)	(3,219,529)
Adjustments for:
Depreciation and amortization		1,375,325	1,670,020	459,148	455,999
Share-based payment compensation expense		944,871	801,314	161,875	93,126
Loss on disposal of property and equipment		125,748	68,854	7,125	68,854
Change in fair value of contingent consideration payable		-	601,177	-	212,408
Accrued interest		(51,062)	(14,757)	(20,151)	(15,896)
Unrealized foreign exchange (gain) loss		(119,399)	556,614	167,810	146,477
Deferred revenue recognized		-	(1,299,994)	-	-
Change in working capital	17	1,010,253	(749,495)	896,261	7,923,009
Net cash (used in) provided by operating activities		(6,447,554)	75,514	(1,400,044)	5,664,448

Cash flows from investing activities
Maturity of short term investments		5,062,500	15,572,196	-	72,876
Purchase of short term investments		(7,496,493)	(12,980,716)	(2,496,493)	(2,980,716)
Proceeds on disposal of property and equipment		-	41,985	-	41,985
Purchase of property and equipment		(4,874)	(10,833)	(3,659)	(2,603)
Net cash (used in) provided by investing activities		(2,438,867)	2,622,632	(2,500,152)	(2,868,458)

Cash flows from financing activities
Net proceeds from private placement	13	4,835,722	-	-	-
Net cash provided by financing activities		4,835,722	-	-	-

Foreign exchange gains/(losses) on cash and cash equivalents		119,399	(556,614)	(167,810)	(146,477)

Net increase (decrease) in cash and cash equivalents		(3,931,300)	2,141,532	(4,068,006)	2,649,513
Cash and cash equivalents at beginning of period		17,422,364	16,570,033	17,559,070	16,062,052

Cash and cash equivalents at end of period	7	13,491,064	18,711,565	13,491,064	18,711,565

The notes are an integral part of these consolidated financial statements.

5

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	Basis of preparation and adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

Application of IFRS 1, First-time Adoption of IFRS (IFRS 1)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 (July 1, 2011 for the Company). Accordingly the Company commenced reporting on this basis during fiscal 2012. In these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP before adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported balance sheet, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 4, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

6

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended June 30, 2011 and the unaudited interim consolidated financial statements for the three-month period ended September 30, 2011. Note 4 discloses IFRS information for the year ended June 30, 2011 that is material to an understanding of these interim consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the interim consolidated financial statements for the three month period ended September 30, 2011 and have been applied to all periods presented unless otherwise stated.

4.	TRANSITION TO IFRS

The effect of the company’s transition to IFRS, described in note 2, is summarized in this note as follows:

(i)	Transition elections;
(ii)	Reconciliation of equity and comprehensive loss previously reported under Canadian GAAP to IFRS;
(iii)	Explanatory notes; and
(iv)	Adjustments to the statement of cash flows.

(i)           The company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note (iii)

(a)	Business combinations

(d)	Share-based payments

7

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

(ii)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

	Note	As at March 31, 2011
		Canadian GAAP	Adjustment	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		18,711,565	-	18,711,565
Short term investments		7,931,099	-	7,931,099
Trade and other receivables		150,127	-	150,127
Investment tax credits receivable		391,631	-	391,631
Prepaid expenses and deposits		409,818	-	409,818
		27,594,240	-	27,594,240
Non-current assets
Property and equipment		429,129	-	429,129
Intangible assets		19,492,910	-	19,492,910

Total assets		47,516,279	-	47,516,279
Liabilities
Current liabilities
Trade and other payables		1,411,452	-	1,411,452
		1,411,452	-	1,411,452
Non-current liabilities
Contingent consideration payable	c	-	3,682,677	3,682,677
Leasehold inducement		48,586	-	48,586
		1,460,038	3,682,677	5,142,715
Equity attributable to owners of the company
Share capital		160,498,537	-	160,498,537
Contributed surplus		11,753,416	-	11,753,416
Share-based payment reserve	d	2,726,053	350,532	3,076,585
Deficit	b
	c		(3,682,677)
	d		(350,532)
		(128,921,765)		(132,954,974)
		46,056,241	3,682,677	42,373,564
Total liabilities and equity		47,516,279	-	47,516,279

8

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

	Note	For the nine month period ended March 31, 2011			For the three month period ended March 31, 2011
		Canadian GAAP	Adjustments	IFRS	Canadian GAAP	Adjustments	IFRS
		$	$	$	$	$	$
Revenues
Licensing fees	b	29,671,150	(19,419,756)	10,251,394	-	-	-
Cost of services	e	-	1,299,994	1,299,994	-	-	-
Gross Profit		29,671,150	(20,719,750)	8,951,400	-	-	-

Expenses
Research and development	d,e	5,725,169	(86,323)	5,638,846	1,209,130	435,437	1,644,567
Selling, general and administration	d,e	5,085,302	(1,083,959)	4,001,343	1,093,224	(4,548)	1,088,676
Amortization	e	1,670,019	(1,670,019)	-	455,998	(455,998)	-
Loss on disposal of property and equipment		68,854	-	68,854	68,854	-	68,854
		12,549,344	(2,840,301)	9,709,043	2,827,206	(25,109)	2,802,097

Operating income (loss)		17,121,806	(17,879,449)	(757,643)	(2,827,206)	(25,109)	(2,802,097)

Interest income		144,189	441	144,630	52,430	-	52,430
Interest expense		-	(441)	(441)	-	-	-
Foreign exchange gain/(loss)		(343,588)	-	(343,588)	(257,454)	-	(257,454)
Change in fair value of contingent consideration payable	c	-	601,177	(601,177)	-	212,408	(212,408)
Net income (loss) and comprehensive income (loss) for the period		16,922,407	(18,480,626)	(1,558,219)	(3,032,230)	187,299	(3,219,529)

9

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

(iii)	Explanatory notes

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology. Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the direct costs incurred. Under Canadian GAAP as at July 1, 2010, the Company had deferred revenue of $20,719,750 in respect of this contract. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to nil in accordance with Canadian GAAP. For the three and nine month periods ended March 31, 2011 and year ended June 30, 2011, revenue of nil, $1,299,994 and $1,299,994 respectively, was recognized under IAS 18 compared to $20,719,750 for all periods under Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutics Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable. The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly. As at March 31, 2011 and June 30, 2011, the fair value of the contingent consideration payable is $3,682,677 and $3,756,331 respectively, and $212,408, $601,177 and $674,831 has been recorded as a change in the fair value of the contingent consideration payable in the consolidated statement of comprehensive loss for the three and nine month periods ended March 31, 2011 and year ended June 30, 2011, respectively.

d)	Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased share-based payment reserve by $1,890,839, and increase the deficit by $1,890,839. For the three and nine month periods ended March 31, 2011 and year ended June 30, 2011, the effect of these adjustments is a reduction in the share-based payment compensation expense and share-based payment reserve of $25,109, $1,540,307 and $1,501,990 respectively.

10

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

e)	Presentation of the consolidated statement of comprehensive loss

In accordance with IAS 1 – Presentation, the Company has reclassified certain amounts in the consolidated statement of comprehensive loss for the nine and three month periods ended March 31, 2011 and year ended June 30, 2011 as follows:

	Nine month period ended March 31, 2011	Three month period ended March 31, 2011	Year ended June 30, 2011
Cost of services	1,299,994	-	1,299,994
Research and development expense	(1,299,994 1,637,161)	449,824	(1,299,994 2,075,147)
Selling, general and administrative expense	32,858	6,174	31,731
Amortization	(1,670,019)	(455,998)	(2,106,878)

(iv)	Adjustments to the consolidated statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

11

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

Recognition of Deferred Income Tax Assets

The Company has not recognized the benefit of certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions were used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

6.	FINANCIAL RISK MANAGEMENT

6.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

12

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

Balances in foreign currencies at March 31, 2012 and June 30, 2011 are approximately:

	March 31, 2012	June 30, 2011
	US$	US$
Cash and cash equivalents	8,627,226	7,134,877
Trade and other payables	(601,179)	(150,049)
	8,026,047	6,984,828

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At March 31, 2012, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine-month period ended March 31, 2012 would have decreased by approximately $521,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine-month period ended March 31, 2012 would have increased by approximately $521,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly, their fair value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash and cash equivalents and short term investments at March 31, 2012, a 1% increase in market interest rates would decrease the Company’s comprehensive loss for the period by approximately $54,000. Conversely, a 1% decrease in interest rates would increase the Company’s comprehensive loss for the period by approximately $39,000.

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents, short term investments and trade and other receivables.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At March 31, 2012, cash and cash equivalents and short term investments are held within two Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against trade and other receivables and there are no amounts past due.

13

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At March 31, 2012 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2013	$2,847,759
Fiscal year ending June 30, 2014	$3,797,096
Fiscal year ending June 30, 2015	$4,271,664

6.2	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine month period ended March 31, 2012 from the year ended June 30, 2011.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

7.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of bankers’ acceptances and medium term note debentures with ratings of R1 or higher, totaling $7,523,411 at March 31, 2012 [June 30, 2011 – $5,038,356] with effective interest rates between 0.05% and 1.25% and maturity dates between June 4, 2012 and November 23, 2012. There were no gains or losses realized on the disposal of the short term investments in 2010 and 2011, as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of short term investments.

14

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

Cash and cash equivalents consist of the following:

	March 31, 2012	June 30, 2011
	$	$
Cash	12,493,567	12,593,173
Cash equivalents	997,497	4,829,191
	13,491,064	17,422,364

8.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired [ELND005 (AZD-103)]	Patents	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value	10,034,144	-	8,023,877	985,065	19,043,086
As at March 31, 2012
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(11,254,456)	(386,000)	(3,615,653)	(110,429)	(15,366,538)
Net book value March 31, 2012	9,293,537	-	7,469,606	945,471	17,708,614

Period ended March 31, 2012
Opening net book value	10,034,144	-	8,023,877	985,065	19,043,086
Amortization charge	(740,607)	-	(554,271)	(39,594)	(1,334,472)
Net book value March 31, 2012	9,293,537	-	7,469,606	945,471	17,708,614

	Technology acquired [ELND005 (AZD-103)]	Patents	Compounds acquired (TT-301/302)	Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2010
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(9,273,757)	(366,000)	(2,322,354)	(18,039)	(11,980,150)
Net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
As at June 30, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

Year ended June 30, 2011
Opening net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
Amortization charge	(1,240,092)	(20,000)	(739,028)	(52,796)	(2,051,916)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

15

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

9.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following as at:

	March 31, 2012	June 30, 2011
	$	$
Trade payables	-	5,840
Accrued expenses	1,056,048	939,520
	1,056,048	945,360

10.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).

During the comparative nine month period ended March 31, 2011, the Company recognized revenue of $1,299,994 in respect of the milestone payments received. In addition, the US$9 million payment resulting from the modification of the Agreement was also recognized as revenue during the three-month period ended December 31, 2010.

16

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

11.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

12.	CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At July 1, 2010, upon adoption of IFRS, an amount of $3,081,500 was recognized as contingent consideration payable based on management’s estimates. During the year ended June 30, 2011 and the nine-month periods ended March 31, 2012 and 2011, no contingent consideration was paid. The change in the fair value for the three and nine month periods ended March 31, 2012 was nil. The change in fair value for the comparative three and nine month periods ended March 31, 2011 was an increase of $212,408 and $601,177 respectively.

The different levels of fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	Inputs for asset or liability that are not based on observable market data and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

17

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

13.	SHARE CAPITAL

Authorized

At March 31, 2012, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At March 31, 2012, there were 26,921,302 common shares issued and outstanding.

Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [iii]	(190,776)	(756,037)	5.83
Stock options forfeited or cancelled [iv]	(115,094)	(133,433)	5.29
Stock based compensation expense under IFRS		944,871	—
Stock options outstanding, March 31, 2012	1,243,231	3,234,728	5.62

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	210,000	—	3.50
Stock options expired [iii]	(220,176)	(1,121,374)	9.69
Stock options forfeited or cancelled [iv]	(1,067,259)	(5,831,674)	13.59
Stock based compensation expense under IFRS		801,314	—
Stock options outstanding, March 31, 2011	992,692	3,076,585	6.90

[i]       The fair value of the stock options issued during the nine-month period ended March 31, 2012 was nil [nine-month period ended March 31, 2011 - $453,600]. The fair value of the options at the date of grant for the nine-month period ended March 31, 2011 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years, volatility of 0.83996, risk free interest rate of 2.29% and a dividend yield of 0%.

[ii]      During the nine-month periods ended March 31, 2012 and 2011, no stock options were exercised.

[iii]    During the nine-month period ended March 31, 2012, 190,776 stock options expired unexercised. These stock options had a fair value of $756,037 which has been reclassified to contributed surplus. In the nine-month period ended March 31, 2011, 220,176 stock options expired unexercised. These expired stock options had a fair value of $1,121,374 which has been reclassified to contributed surplus.

18

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

[iv]     During the nine-month period ended March 31, 2012, 115,094 stock options were forfeited or cancelled. These options had a fair value of $133,433 and at the date of forfeit; 21,409 were vested and 93,685 were unvested.

In the nine-month period ended March 31, 2011, the Company’s management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested. The unamortized portion of these options have been included in share-based payment compensation expense for the three month period ended December 31, 2010. During the three-month period ended March 31, 2011, an additional 6,704 options were forfeited. These options had a fair value of $37,726 and were unvested at the date of forfeit.

[v]     The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2012 are $6,984,103 [June 30, 2011 - $8,621,765].

14.	EXPENSES BY NATURE

	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three month period ended March 31, 2012	Three month period ended March 31, 2011
	$	$	$	$
Research and development
Clinical trials and manufacturing	3,334,871	2,379,371	934,697	750,312
Amortization	1,357,952	1,629,554	452,650	442,217
Salaries and benefits	924,418	1,390,751	264,337	476,128
Stock compensation expense	177,783	243,857	45,683	36,555
Facility lease costs and utilities	160,735	123,158	44,347	42,836
General laboratory supplies and materials	137,347	86,813	78,034	9,539
Ontario investment tax credits	(176,767)	(214,658)	(16,043)	(113,020)
	5,916,339	5,638,846	1,803,705	1,644,567

Selling, general and administrative expenses
Salaries and benefits	1,648,452	1,496,640	417,343	492,051
Professional fees and services	630,820	744,455	323,720	107,772
Insurance	203,198	359,943	67,240	117,681
Stock compensation expense	767,088	557,457	116,192	56,571
Facility lease costs and utilities	141,148	308,086	37,812	103,470
Business development, corporate communication and investor relations	312,323	223,523	48,759	122,118
Regulatory and stock transfer fees	81,416	103,467	55,135	61,995
Office and related expenses	137,269	167,306	42,220	13,236
Amortization	17,875	40,466	6,498	13,782
	3,939,589	4,001,343	1,114,919	1,088,676

Cost of sales are amounts paid to Elan in respect of the Company’s share of the development costs incurred in the period.

19

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

15.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,243,231 [March 31, 2011 – 992,692] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period or the average market price was below the exercise price. For the three and nine-month periods ended March 31, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three-month period ended March 31, 2012	Three-month period ended March 31, 2011
Income (loss) attributable to equity holders of the Company	$(9,733,290)	$(1,558,219)	$(3,072,112)	$(3,219,529)
Weighted average number of common shares outstanding	24,902,000	23,137,691	26,841,394	23,137,691

16.	CONTINGENCIES AND COMMITMENTS

At March 31, 2012, the Company is committed to aggregate expenditures of $4,000 under its collaboration agreements [June 30, 2011 -$9,000]. In addition, at March 31, 2012, the Company is committed to aggregate expenditures of approximately $647,000 [June 30, 2011 - $1,231,000] for clinical and toxicity studies to be completed during fiscal 2012 and 2013, approximately $252,000 [June 30, 2011 - $598,000] for manufacturing agreements and approximately $8,000 [June 30, 2011 - $128,000] for consulting and other agreements.

Subsequent to March 31, 2012, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1.6 million.

17.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three-month period ended March 31, 2012	Three-month period ended March 31, 2011
	$	$	$	$
Trade and other receivables	102,110	(878,559)	25,131	8,064,657
Investment tax credits receivable	156,308	(185,318)	271,237	(136,769)
Prepaid expenses and deposits	641,147	139,400	218,862	(175,398)
Trade and other payables	110,688	174,982	381,031	170,519
	1,010,253	(749,495)	896,261	7,923,009

20

Notes to the Consolidated Interim Financial Statements

March 31, 2012

(Unaudited in Canadian dollars)

18.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Nine month period ended March 31, 2012	Nine month period ended March 31, 2011	Three month period ended March 31, 2012	Three month period ended March 31, 2011
	$	$	$	$
Salaries and other short-term employee benefits	1,057,055	1,198,122	277,978	387,361
Termination benefits	286,761	-	-	-
Stock-compensation expenses	870,035	729,005	143,959	75,890
	2,213,851	1,927,127	421,937	463,251

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the three and nine month periods ended March 31, 2012 were nil and $97,082, respectively and are included in general and administrative expenses. The consulting agreement was terminated effective October 30, 2011 and the balance owing at March 31, 2012 is nil.

During the three month period ended December 31, 2011, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761.

19.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative nine month period ended March 31, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.

21